MAIRS AND POWER GROWTH FUND

MAIRS AND POWER BALANCED FUND

W1520 First National Bank Building

332 Minnesota Street

SAINT PAUL, MINNESOTA 55101

Telephone (651) 222-8478

Fax (651) 222-8470

October 27, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention:  H.R. Hallock, Jr.

Re:	Mairs and Power Growth Fund and Mairs and Power Balanced Fund
Preliminary Proxy Statement on Form Pre 14A
File Nos. 811-00802 and 811-01048

Dear Mr. Hallock:

This letter responds to your questions and comments received telephonically on October 14, 2011, in which we discussed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced preliminary proxy statement (the “Proxy Statement”) of the Mairs and Power Growth and Mairs and Power Balanced Funds (the “Funds”).  Concurrently herewith, we are filing the definitive Proxy Statement on Form 14A initially filed as a preliminary statement with the Commission on October 3, 2011.

For the Staff’s convenience, the Funds have reproduced each of the Staff’s comments in this letter and indicated the Funds’ responses thereto immediately following each comment.

1.                                       Staff Comment No. 1:  “Please provide a brief summary regarding the Funds’ request to (i) file and use a proxy statement on Schedule 14A rather than a Registration Statement on N-14, pursuant to Rule 145(a)(2); and (ii) allow the surviving entity’s adoption of the “old” entities’ registration statements pursuant to Rule 414.”

Funds’ Response:  Mairs and Power Growth Fund, Inc. (“MPG”): This is a Minnesota corporation with one series of shares currently outstanding. The corporation is registered under the 1940 Act, and its shares are registered under the 1933 Act (SEC File Nos. 811-802 and 2-14290).

Mairs and Power Balanced Fund, Inc. (“MPB”): This is a Minnesota corporation with one series of shares currently outstanding. The corporation is registered under the 1940 Act,

and its shares are registered under the 1933 Act (SEC File Nos. 811-1048 and 2-18269).

Mairs and Power Funds Trust (the “Trust”): This is a Delaware statutory trust with one series of shares currently outstanding. The Trust is registered under the 1940 Act, and its shares are registered under the 1933 Act (SEC File Nos. 811-22563 and 333-174574). It has the same board of trustees and investment adviser (Mairs and Power, Inc.) as MPG and MPB.  The one outstanding series of the Trust is Mairs and Power Small Cap Fund, whose initial Registration Statement on Form N-1A was declared effective on August 11, 2011.

Summary of Proposed Transaction:

MPG and MPB will redomesticate from Minnesota to Delaware, and will become two new series of the existing Trust. The redomestication will be executed pursuant to an agreement and plan of redomestication between each of MPG and MPB, on the one hand, and the Trust, on the other (the “Agreement and Plan”).

Pursuant to the Agreement and Plan, each of MPG and MPB will transfer substantially all its assets to a newly-formed “shell” series of the Trust in exchange for shares of that series, which immediately will be distributed pro rata to the former holders of MPG and MPB.  This transaction will be tax-free to the former holders of MPG and MPB.

After the redomestication is completed, the investment objectives, investment style, directors/trustees, investment adviser, portfolio managers, advisory fees, total expense ratios, and other service providers of the two funds involved will remain unchanged. The advisory agreements between the adviser and the two “shell” funds will be substantially identical to the current advisory agreements between the adviser and MPG and MPB.

At the time the redomestication is completed, the Trust will expressly adopt the existing registration statements of MPG and MPB pursuant to Rule 414 under the 1933 Act.

After the redomestication is completed, MPG and MPB will deregister under the 1940 Act and will dissolve under Minnesota law.

Shareholder Vote Required; Proxy Statement:

Under Minn. Stat. Sections 302A.661 and 302A.721, the sale of assets and subsequent dissolution of MPG and MPB must be approved by the holders of a majority of the outstanding shares of the applicable corporation.

MPG and MPB will prepare a combined proxy statement for soliciting the required shareholder votes. They will file this proxy statement with the SEC on Schedule 14A, as permitted by Rule 145(a)(2) under the 1933 Act and applicable no-action letters.

The disclosure in the proxy statement will state that a vote in favor of the redomestication also will be deemed a vote in favor of the advisory agreement between the Trust, on behalf of the two “shell” series, and Mairs and Power, Inc.

The proxy statement also will solicit votes to approve:

(A) The election by MPG and MPB shareholders of the individuals who currently are those entities’ directors. As noted above, those individuals also are the trustees of the Trust. This is a precautionary vote, in the event shareholders do not approve the redomestication.

(B)  Specified changes to the fundamental investment restrictions of MPG and MPB. These changes would modernize and streamline the current fundamental restrictions, and would bring them into line with those of the existing series of the Trust.

If these changes and the redomestication both are approved, the changes would take effect immediately, and they would carry over when MPG and MPB become series of the Trust (by virtue of the Trust’s Rule 414 adoption of MPG’s and MPB’s registration statements).

If the redomestication is approved but one or more of the changes to the fundamental investment restrictions are not approved, only those changes that are approved will carry over when MPG and MPB become series of the Trust.

If one or more of the changes to the fundamental investment restrictions are approved but the redomestication is not approved, the approved changes will take effect, and the Minnesota corporation involved will continue in operation as before.

Each separate change to the fundamental investment restrictions will be a separate voting item under the proxy statement.

Sample Transaction and Precedent:

The timeline and steps to completion are modeled on the 2010 redomestication of three series of Lord Abbett Municipal Income Trust, a Delaware statutory trust (SEC File Nos. 811-6418 and 33-43017), into three newly-formed “shell” series of Lord Abbett Municipal Income Fund, Inc., a Maryland corporation which already had several other series outstanding (SEC File Nos. 811-3942 and 2-88912). The proxy statement for that transaction was filed on Schedule 14A, as is proposed here. When those redomestications were completed, the Maryland corporation adopted the “old” funds’ registration statements pursuant to Rule 414, as is proposed here.

In addition, the no-action letter Scudder Common Stock Fund Incorporated (pub. avail. Oct. 10, 1984) and Tom Harman and Mary Podesta’s 1992 PLI article “Reorganizations and Acquisitions of Investment Companies” indicate these transactions properly can be executed on a proxy statement on Schedule 14A rather than an N-14.

2.                                      Staff Comment No. 2:  “Please provide an example, if possible, of another mutual fund that allocated proxy solicitation expenses between multiple funds based upon the percentage of shareholders in each fund.”

Funds’ Response:  Please refer to the excerpt below from page 5 of the definitive 14A Filing for Thrivent Mutual Funds filed with the SEC on March 30, 2009:

“The costs of electing Trustees, estimated to be $615,000, are an expense of the Trust and will be borne by the Funds. Such costs will be allocated among the Funds based upon their respective numbers of shareholders. The incremental costs associated with Proposal 2 are estimated to be $375,000, of which half will be paid by TAM and half will be paid by the Asset Allocation Funds. Such costs paid by the Asset Allocation Funds will be allocated among the Asset Allocation Funds based upon their respective numbers of shareholders.”

3.                                       Staff Comment No. 3:  “Please disclose on the Q&A section of the Proxy Statement an estimate of total proxy related costs including, solicitation, printing and mailing of the proxy statement, legal fees, shareholder meeting expenses and reorganization costs.”

Funds’ Response:  The third question on the Proxy Statement Q&A has been updated to reflect the total estimated proxy related expenses of $192,837, of which $54,235 is estimated to be solicitation fees payable to the Altman Group.  The remaining $138,602 consists of fees associated with the printing and mailing of the proxy statement, legal fees, shareholder meeting costs and reorganization costs for all registered and beneficial accounts.  These amounts have also been disclosed on page 33 of the Definitive Proxy Statement.

4.                                       Staff Comment No. 4:  “Please provide the citation reference number for the discussion surrounding dissenter rights as listed on page 10 and page 12 of the Proxy Statement.”

Funds’ Response:  The SEC took this position in Investment Company Act Release No. 8752 (1975).

5.                                       Staff Comment No. 5:  “Does a Director’s interest as a shareholder in the Funds constitute “financial interest” as defined on page 23 of the Proxy Statement?”

Funds’ Response:  The Funds have added “(other than as a shareholder)” after “does not have a financial interest in the Funds” at line 7 of the first paragraph on page 23 of the Definitive Proxy Statement.  This parenthetical reflects proviso (aa) to the definition of “interested person” set forth in section 2(a)(19)(A) of the Investment Company Act.

6.                                       Staff Comment No. 6:  “Please verify that directorship positions held at public companies are exempt from disclosure based on footnote 3 on page 24 of the Proxy Statement.”

Funds’ Response:  Directorships in “Public Companies” (i.e., companies with securities registered under section 12 of the 1934 Act, or which file reports with the SEC under section 15(d)) are not exempt from being listed in the table.  See Schedule 14A, item 22, Instruction 7 to paragraph (b)(1).  None of the Funds’ Directors hold any such Directorships.

If you have any questions regarding our responses or need further information, please call me at (651) 222-8478.

Sincerely,

/s/ Jon A. Theobald

Jon A. Theobald, Chief Compliance Officer and Secretary
Mairs and Power Growth Fund
Mairs and Power Balanced Fund